Exhibit 99.120

Press Release

for immediate release

PROMETIC SHAREHOLDERS APPROVE NAME CHANGE TO LIMINAL BIOSCIENCES INC.

LAVAL, QC, ROCKVILLE, MD and CAMBRIDGE, UK — October 3rd, 2019 — Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (“Prometic” or the “Company”), a biopharmaceutical company focused on developing novel therapeutics to treat unmet needs in patients with liver, respiratory and kidney disease, announced results from the special meeting of shareholders held in Montreal, Quebec, on October 3, 2019. Shareholders representing approximatively 87% of votes cast approved a special resolution authorizing the Company to amend its articles to change its name to Liminal BioSciences Inc.

“We appreciate the continued support of our shareholders as we make progress on our focused strategy to build shareholder value and transition to a new vision and values reflective of our new name, Liminal BioSciences,” stated Kenneth Galbraith, Chief Executive Officer of the Company.

The effective date of the change of name will be the date of issuance of a certificate of amendment under the Canada Business Corporations Act, which we expect to receive shortly. The Company’s new website at www.liminalbiosciences.com will be launched concurrently.

The Toronto Stock Exchange (“TSX”) has accepted notice of the proposed change of name and the Company’s common shares on the TSX are expected to begin trading under the symbol “LMNL” on or about Monday, October 7th, 2019, subject to TSX final approval.

As a result of the name change, the Company’s CUSIP number for its common shares will be changed to 53272L103 and its ISIN to CA53272L1031.

About Prometic

Prometic (www.prometic.com) is an innovative biopharmaceutical company with a broad pipeline of small molecule therapeutics under development to treat unmet needs in patients with liver, respiratory and kidney disease, with a focus on rare or orphan diseases. Prometic’s research involves the study of several G-protein-coupled-receptors, GPR40 and GPR120, known as free fatty acid receptors (FFAR’s) and a related metabolic receptor, GPR84. These drug candidates have a novel mechanism of action as agonists (“stimulators”) of GPR40 and GPR 120, and antagonists (“inhibitors”) of GPR84.

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Our lead drug candidate, PBI-4050, is expected to enter Phase 3 clinical studies for the treatment of Alström Syndrome after further consultation and approval by the FDA and EMA. A second drug candidate, PBI-4547, is currently in a Phase 1 clinical study.

Prometic also has leveraged its lengthy experience in bioseparation technologies to isolate and purify biopharmaceuticals from human plasma. Our lead plasma-derived therapeutic product is RyplazimTM (plasminogen) for which the Company expects to file a BLA with the US FDA in the first half of 2020 seeking approval to treat patients with congenital plasminogen deficiency. The Company also operates a contract development and manufacturing operation in the United Kingdom, deriving revenue through sales of affinity chromatography media.

Prometic has active business operations in Canada, the United States, Isle of Man and the United Kingdom.

Forward Looking Statements

This presentation contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in the Annual Information Form for the year ended December 31, 2018, under the heading “Risks and Uncertainties related to Prometic’s Business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Bruce Pritchard

b.pritchard@prometic.com

+1 450.781.0115

Patrick Sartore

p.sartore@prometic.com

+1 450-781-0115

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